Exhibit 99.1

MAVERIX PROVIDES ASSET UPDATES AND PUBLISHES 2021 ASSET HANDBOOK

All amounts are in U.S. dollars unless otherwise indicated.

July 6, 2021, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to provide an update on several assets in its gold-focused royalty and stream portfolio.

Dan O’Flaherty, CEO of Maverix, commented, “Recently, there have been several announcements related to assets where we hold a royalty interest, which bode well for our future organic growth. In particular, the planned expansion to double production at Beta Hunt and the results of a preliminary economic assessment at Koné highlight the potential to add significant revenue and attributable gold equivalent ounces for Maverix in the near-term, at no additional cost. Additionally, we are pleased to announce that our 2021 Asset Handbook is now available on our website and invite everyone to learn more about our diverse portfolio of royalties and streams.”

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel NSR)

On June 28, 2021, Karora Resources Inc. (“Karora”) announced a three year organic production growth plan which includes a significant expansion of its Beta Hunt gold mine in Western Australia. The expansion includes adding a second decline and an expanded trucking fleet to increase mining throughput which is expected to approximately double the production capacity of the mine from the current rate of approximately 75,000 – 85,000 tonnes per month (tpm) to 160,000 – 170,000 tpm by the end of 2024. For reference, the Beta Hunt mine produced 66,479 ounces of gold in 2020. Further production upside potential includes the high-grade Larkin Zone, where an initial mineral resource is expected to be included in Karora’s 2021 mineral resource and reserve update, and the newly discovered high-grade 30C and 50C nickel troughs. In addition, drilling underground is active on four exploration targets – A Zone North, Western Flanks North, Fletcher and the 50C nickel trough, with all four targets representing potential extensions to existing mineral resources or known mineralization.

For more information, please refer to karoraresources.com and see the news release dated June 28, 2021.

Koné (2% NSR)

On May 25, 2021, Montage Gold Corp. (“Montage”) announced the results of a preliminary economic assessment (“PEA”) for its Koné gold project in Côte d’Ivoire. The PEA outlined an 11 million tonne per annum operation with average annual production of 205,000 ounces of gold per year over a 14.7 year mine life generating an after-tax net present value at a 5% discount rate of $652 million and a 31% IRR at a $1,600 per ounce gold price. Montage is currently moving forward with a feasibility study which they expect to deliver by the end of 2021. In addition, Montage is advancing permitting and project financing discussions in parallel with the feasibility study.

For more information, please refer to montagegoldcorp.com and see the news release dated May 25, 2021.

Enchi (2% NSR)

On June 8, 2021, Newcore Gold Ltd. (“Newcore”) announced an updated PEA for its Enchi gold project in Ghana. The PEA outlined an open pit, heap leach operation producing an average of approximately 90,000 ounces of gold per year over an 11 year mine life generating an after-tax net present value at a 5% discount rate of $212 million and a 42% IRR at a $1,650 per ounce gold price. Exploration and drilling activities continue as part of Newcore’s current 66,000 metre drill program, which includes testing a series of highly prospective targets directed at extending the existing mineral resources along strike and down dip and further drilling of advanced gold targets across the 216 square kilometre property.

Maverix owns a 2% NSR royalty on Enchi, of which 1% may be bought back for a cash payment of $3.5 million. For more information, please refer to newcoregold.com and see the news release dated June 8, 2021.

Silvertip (2.5% NSR)

On June 15, 2021, Coeur Mining, Inc. (“Coeur”) provided an exploration update on its Silvertip mine located in British Columbia. Through the first four months of 2021 Coeur drilled approximately 31,825 metres focusing on resource expansion, while also conducting infill drilling on select areas of the deposit focused on converting existing resources to reserves. Underground drilling has discovered a new mineralized zone called the Southern Silver Zone, located adjacent to and enveloping the historic 65 Zone manto mineralization. The grade and orientation of the Southern Silver Zone suggests an opportunity for bulk mining, which has the potential to lead to improved project economics. Coeur expects to make a decision on a potential expansion and restart of the mine towards the end of this year.

For more information, please refer to coeur.com and see the news release dated June 15, 2021.

2021 Asset Handbook

Maverix has published its 2021 Asset Handbook, which provides detailed information on the Company’s diverse portfolio of royalties and streams. The report is available on the Company’s website at maverixmetals.com.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Valerie Burns, Manager of Investor Relations

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Maverix’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.